Exhibit 99.1

iClick Interactive Asia Group Limited Issues US$20 Million Convertible Note

Hong Kong, November 12, 2019 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced the closing of the sale at par of US$20 million in aggregate principal amount of a three-year convertible note (the “Note”) due November 11, 2022 to Marine Central Limited, a non-U.S. person, in an offshore transaction exempt from registration with the U.S. Securities and Exchange Commission under Regulation S of the U.S. Securities Act of 1933, as amended. Marine Central Limited’s purchase of the Note is backed by Mr. Tak Cheung Yam (“Mr. Yam”).

The Note will bear interest at a rate of 5.0% per annum and will be convertible at the option of the holder into the Company’s American depositary shares (“ADSs”), each representing one-half of an ordinary share of the Company. The conversion will be eligible following a 12-month lockup period, with the conversion price set at the lower of a fixed price of US$4.30 or the VWAP (volume weighted average price) of the ADSs over a certain period plus a premium equal to 10% of this VWAP, each subject to adjustments upon the occurrence of certain events.  A holder may require the Company to redeem its Note upon a change of control of the Company. The Note is also callable at the option of the Company upon payment of the applicable redemption price. The Company intends to use the net proceeds of the Note primarily for continued investment in the Company’s enterprise solutions and other new businesses.

“We are pleased to welcome Mr. Yam, the majority shareholder of Forbes Media LLC and the owner of Integrated Asset Management, a leading private investment firm in Hong Kong, with main focus in South-East Asia Region, as one of our key investors,” said Sammy Hsieh, co-founder and CEO of iClick. “The premium given to the conversion price shows the conviction these new investors have in iClick. The enterprise solutions product suite is already making significant contribution to our business and will play a key role in fueling the Company’s future growth.”

iClick’s enterprise solutions help clients collect, integrate and analyze both online and offline consumer data to drive up sales and operational efficiency, tapping into the ‘Smart Retail’ opportunities in China, a market with a potential of over US$8 trillion by 2021. iClick already has successful case studies for a number of signature clients including a global oil and gas company, a leading tourism group in China and a number of consumer goods corporations.

“We believe that the relationships we are gaining from the Note issuance will eventually evolve into substantial synergies beyond a pure financial investment,” concluded Mr. Hsieh.

The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby, have not been registered under the Securities Act or any state securities laws and are subject to restrictions on transferability and resale. They may not be transferred or resold absent registration or an applicable exemption from registration as permitted under the Securities Act and other applicable securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, iClick’s proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	John Marco
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: johnm@coreir.com